Form N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ X ]           Merger

[   ]           Liquidation

[   ]           Abandonment of Registration
(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[   ]           Election of status as a Business Development Company
(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: AmeriPrime Funds

3.	Securities and Exchange Commission File No.: 811-09096

4.	Is this an initial Form N-8F or an amendment to a previously filed From N-8F?

[  ]           Initial Application                                           [ X ]           Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

431 North Pennsylvania Street
Indianapolis, IN 46204

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Carol J. Highsmith
Huntington Asset Services, Inc.
2960 N. Meridian St., Suite 300
Indianapolis, IN 46208
(317) 917-7029

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Huntington Asset Services, Inc.
2960 N. Meridian St., Suite 300
Indianapolis, IN 46208
(800) 862-7283

U.S. Bank, N.A.,
425 Walnut Street,
Cincinnati,  Ohio 45202

UMB Bank, N.A.,
Securities Administration Dept.,
928 Grand Blvd., 10th Floor
Kansas City, MO 64106

NOTE:  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[ X ]           Management company;

[  ]           Unit investment trust; or

[  ]           Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[ X ]           Open-end                      [ ]           Closed-end

10.	State law which the fund was organized or formed (e.g., Delaware, Massachusetts): Ohio

11.	Provide the name and address of each investment adviser of the fund (including sub-advisors) during the last five years, even if the fund’s contracts with those advisers have been terminated:

(a)           Appalachian Asset Management, Inc.
1018 Kanawha Blvd. East, Suite 301
Charleston, West Virginia  25301

(b)           Dobson Capital Management, Inc.
1422 Van Ness Street,
Santa Ana, CA  92707

(c)           Carl Domino Associates,  L.P.
580 Village  Boulevard,  Suite 225
West Palm Beach, Florida  33409

(d)           King Investment Advisors Inc.
1980 Post Oak Boulevard, Suite 2400
Houston, Texas  77056-3898

(e)           GLOBALT, Inc.
3060 Peachtree Road, N.W.
One Buckhead Plaza, Suite 225,
Atlanta, Georgia  30305

(f)           IMS Capital Management, Inc.
10159 S.E. Sunnyside Road, Suite 330,
Portland, Oregon  97015

(g)           CommonWealth Advisors, Inc.
 929 Government Street
Baton Rouge, Louisiana  70802

(h)           Spectrum Advisory Services, Inc.
1050 Crown Pointe Parkway, Suite 950
Atlanta, Georgia  30338

(i)           The Jumper Group, Inc.
1 Union Square, Suite 505
Chattanooga, Tennessee  37402

(j)           Martin Capital Advisors, L.L.P.
816 Congress Avenue, Suite 1540
Austin, TX  78701

(k)           Gamble, Jones, Morphy & Bent, Inc.
301 East Colorado Boulevard, Suite 802
Pasadena, California  91101

(l)           Auxier Asset Management, LLC
8050 S.W. Warm Springs, Suite 130
Tualatin, OR  97062

(m)           Shepherd Advisory Services, Inc.
2505 21st Avenue, Suite 204
Nashville, Tennessee  37212

(n)           Columbia Partners, L.L.C. Investment Management
1775 Pennsylvania Avenue, N.W.
Washington, DC  20006

(o)           Legacy Investment Group, LLC, d/b/a Cash Management Systems
290 Turnpike Road, #338
Westborough, Massachusetts

(p)           Ariston Capital Management Corporation
40 Lake Bellevue Drive, Suite 220
Bellevue, Washington  98005

(q)           Aegis Asset Management, Inc.
230 Westcott, Suite 1
Houston, Texas  77007

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

(a)           Unified Financial Securities, Inc.,
2960 N. Meridian St., Suite 300
Indianapolis, IN  46208

13.	If the fund is a unit investment trust (“UIT”) provide: N/A

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [ X ] No

If Yes, for each UIT state:
Name(s):

File No.: 811-_____

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ X ] Yes	[ ] No

If Yes, state the date on which the board vote took place: March 13, 2005.

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes	[ X ] No

If Yes, state the date on which the shareholder vote took place:

If No, explain:  On March 13 and 14, 2005, the Board of Trustees of AmeriPrime Funds approved the reorganization of AAM Equity Fund and Dobson Covered Call Fund, each a series of AmeriPrime Funds, into corresponding series of Unified Series Trust.  Because AmeriPrime Funds and Unified Series Trust shared common executive officers and trustees, a common principal underwriter and common policies, and because each series of the Unified Series Trust into which each corresponding series of AmeriPrime Fund was reorganized had the same investment adviser, the parties relied on Rule 17a-8(a)(3) of the Investment Company Act of 1940 to accomplish the reorganization without shareholder approval.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

              [ X ] Yes                                [ ]No

(a)	If Yes, list the date(s) on which the fund made those distributions?: June 6, 2005.

(b)	Were the distributions made on the basis of net assets?

[ X ] Yes                                [ ] No

(c)	Were the distributions made pro rata based on share ownership?

[ X ] Yes                                [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only: NA
Were any distributions to shareholders made in kind?

[ ] Yes                                [  ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.           Closed-end funds only:  NA
Has the fund issued senior securities?

[ ] Yes                                [ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[ X ] Yes                                [  ] No

If No,
(a)	How many shareholders does the fund have as of the date of this form is filed?

(b)	Describe the relationship of each remaining shareholders to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[  ] Yes                                [ X ] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[  ] Yes                                [ X ] No

If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

                [  ] Yes                                [  ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

   [  ] Yes                                [ X ] No

If Yes,
(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.           (a)           List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses:	$ 21,122.07

(ii) Accounting expenses:	$ 1,250.00

(iii) Other expenses (list and identify separately):
OOP Charges	$ 0
Shipping and Mailing	$ 0
Transfer Agent Data Conversion	$ 0
Fund Accounting Data Conversion	$ 0
Administration Data Conversion	$ 0
Transfer Agent Termination Fees	$ 0
Fund Accounting Termination Fees	$ 0
Administration Termination Fees	$ 0
NASD	$ 0

(iv) Total expenses (sum of lines (i)-(iii) above):	$ 22,372.07

(b)
How were those expenses allocated?  All the expenses of the reorganization were allocated to the administrator for AmeriPrime Funds and Unified Series Trust, pursuant to Section 18(b) of the Agreement and Plan of Reorganization.

(c)	Who paid those expenses? Unified Fund Services, Inc.

(d)	How did the fund pay for unamortized expenses (if any)? N/A. Unamortized expenses were included in the assets and liabilities transferred to the acquiring fund.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes                                [ X ] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative processing?

[ ] Yes                                [ X ] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes                                [ X ] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.           (a)           State the name of the fund surviving the Merger:  Unified Series Trust

(b)           State the Investment Company Act file number of the fund surviving the Merger:
811-21237

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: NA

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of AmeriPrime Funds, (ii) he or she is an officer of the Administrator of AmeriPrime Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

/s/ Carol J. Highsmith
Carol J. Highsmith
Vice President
Huntington Asset Services, Inc.

EXHIBIT

AGREEMENT AND PLAN OF REORGANIZATION

This Agreement and Plan of Reorganization (the “Agreement”) is dated as of May 25, 2005, by and between AmeriPrime Funds, an Ohio business trust (“AmeriPrime”) and Unified Series Trust, an Ohio business trust (“Unified Trust”).

WHEREAS, each of AmeriPrime and Unified Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, AmeriPrime proposes to reorganize its series, AAM Equity Fund and Dobson Covered Call Fund (each, an “Acquired Fund” and collectively, the “Acquired Funds”) into identically-named series of Unified Trust (each, an “Acquiring Fund” and collectively, the “Acquiring Funds”);

WHEREAS, each of AmeriPrime and Unified Trust share common executive officers and trustees and a common principal underwriter, and the Acquiring Funds will have the same investment adviser as the Acquired Funds, which affiliation entitles the parties to reorganize in reliance on Rule 17a-8 of the 1940 Act, provided that the conditions set forth in such rule are met;

WHEREAS, the Board of Trustees of each of AmeriPrime and Unified Trust, including a majority of the trustees who are not “interested persons” of each such trust (as defined in the 1940 Act) (such trustees, the “Independent Trustees”), have determined that the reorganization is in the best interests of each Acquired Fund and Acquiring Fund and will not dilute the interests of each such fund’s shareholders;

WHEREAS, the Boards of Trustees of each of AmeriPrime and Unified Trust, including a majority of the Independent Trustees, have determined that the business purpose of the Agreement and the transactions contemplated herein is to attempt to reduce fund operating expenses at the trust level and to allow the Acquiring Funds to offer their shares through the Schwab Mutual Fund Marketplace in an effort to increase assets under management;

WHEREAS, the parties intend that all agreements, representations, actions and obligations described herein made or undertaken by a fund are made and shall be taken or undertaken by AmeriPrime on behalf of each Acquired Fund, or Unified Trust on behalf of each Acquiring Fund, as appropriate.  Similarly, the parties intend, if context requires, that all agreements, representations, actions and obligations described herein made or undertaken by AmeriPrime or Unified Trust are made and shall be taken by AmeriPrime on behalf of each Acquired Fund, or Unified Trust on behalf of each Acquiring Fund, as appropriate;

WHEREAS, each of the following conditions will be met: (1) each Acquired Fund’s investment policies, including the policies that, under the 1940 Act could not be changed without a vote of a majority of the Acquired Fund’s outstanding voting securities, will be the same as those of the respective Acquiring Fund with the same name (an “Identical Acquiring Fund”); (2) each Acquiring Fund’s advisory contract will not be materially different from that of the respective Acquired Fund of the same name (an “Identical Acquired Fund”) except for the name of the investment company party to the advisory contract, (3) after the reorganization, the Independent Trustees of AmeriPrime, and who were elected by the shareholders of AmeriPrime, will comprise a majority of the trustees of Unified Trust who are Independent Trustees of Unified Trust; and (4) after the reorganization, each Acquiring Fund will be authorized to pay charges under a plan, if any, that provides for the use of fund assets for distribution that are no greater than charges authorized to be paid by the Identical Acquired Fund under such similar plan; and

WHEREAS, provided that the conditions set forth above have been met, each Acquired Fund shall be permitted to reorganize with and into the Identical Acquiring Fund without shareholder approval as set forth in Rule 17a-8 of the 1940 Act.

NOW, THEREFORE, in consideration of the mutual promises herein contained and intending to be legally bound hereby, the parties hereto agree to effect the transfer of all of the assets and liabilities of each Acquired Fund to the Identical Acquiring Fund, solely in exchange for the assumption by the Identical Acquiring Fund of all of the liabilities of the Identical Acquired Fund, and the acquisition by the Identical Acquired Fund of shares of beneficial interest of the Identical Acquiring Fund (“Acquiring Fund Shares”) followed by the distribution, at the Effective Time (as defined in Section 13 of this Agreement), of such Identical Acquiring Fund Shares to the holders of shares of the Identical Acquired Fund (“Acquired Fund Shares”) on the terms and conditions hereinafter set forth in liquidation of the Acquired Fund.

The parties hereto covenant and agree as follows:

1.           PLAN OF REORGANIZATION.  At the Effective Time, each Acquired Fund will assign, deliver and otherwise transfer all of its assets described in paragraph 2(a) (“Assets”), and assign all of its liabilities described in paragraph 2(b) (“Liabilities”) to the Identical Acquiring Fund, and each such Identical Acquiring Fund shall acquire all Assets, and shall assume all Liabilities of the Acquired Fund, in exchange for delivery to the Acquired Fund by the Identical Acquiring Fund of a number of Acquiring Fund Shares (both full and fractional) equivalent in number and value to the Acquired Fund Shares outstanding immediately prior to the Effective Time.  Shareholders of record of Acquired Fund Shares at the Effective Time will be credited with full and fractional Acquiring Fund Shares.  The Assets and Liabilities of each Acquired Fund shall be exclusively assigned to and assumed by the Identical Acquiring Fund.  All Liabilities of each Acquired Fund, shall after the Effective Time attach to the Identical Acquiring Fund and may be enforced against the Identical Acquiring Fund to the same extent as if the same had been incurred by the Identical Acquiring Fund.  The events outlined in this Section 1 are hereinafter referred to as the “Reorganization.”

2.           TRANSFER OF ASSETS.

(a)           The Assets of each Acquired Fund to be acquired by the Identical Acquiring Fund and allocated thereto shall include, without limitation, the assets and property that each such Acquired Fund owns, including all cash, cash equivalents, securities, receivables (including interest and dividends receivable), as well as any claims or rights of action or rights to register shares under applicable securities laws, any books or records of such Acquired Fund and other property owned by the Acquired Fund at the Effective Time.

(b)           The Liabilities of each Acquired Fund to be assumed by the Identical Acquiring Fund and allocated thereto shall include, without limitation, all of such Acquired Fund’s debts, liabilities, obligations and duties of whatever kind or nature, whether absolute, accrued, contingent or otherwise, and whether or not determinable at the Effective Time.

(c)           Each Acquired Fund shall direct its custodian (each a “Custodian”), to deliver, at or as soon as practicable after the Effective Time, a certificate of an authorized officer stating that: (i) all Assets have been delivered in proper form to the Identical Acquiring Fund at the Effective Time, and (ii) all necessary taxes in connection with the delivery of the Assets, including all applicable federal and state stock transfer stamps, if any, have been paid or provision for payment has been made.  Each Acquired Fund’s portfolio securities represented by a certificate or other written instrument shall be presented for examination by its Custodian to the custodian for the Identical Acquiring Fund no later than the Effective Time, and shall be transferred and delivered by each Acquired Fund as of the Effective Time for the account of the Identical Acquiring Fund duly endorsed in proper form for transfer in such condition as to constitute good delivery thereof.  Each Custodian shall deliver as of the Effective Time by book entry, in accordance with the Custodian’s customary practices, the applicable Acquired Fund’s Assets deposited with the Custodian.  The cash to be transferred by each such Acquired Fund shall be delivered by wire transfer of federal funds prior to or as of the Effective Time.

(d)           The Acquired Funds shall direct Unified Fund Services, Inc. (the “Transfer Agent”), on behalf of such Acquired Funds, to deliver prior to or as of the Effective Time, a certificate of an authorized officer stating that its records contain the names and addresses of each Acquired Fund’s shareholders and the number and percentage ownership of outstanding shares owned by each shareholder immediately prior to the Effective Time.  Each Acquiring Fund shall cause the Transfer Agent to issue and deliver to AmeriPrime a confirmation evidencing the Acquiring Fund Shares to be credited at the Effective Time, or provide evidence satisfactory to AmeriPrime, on behalf of such Acquired Fund, that such Acquiring Fund Shares have been credited to the Identical Acquired Fund’s account on the books of the Acquiring Fund.  No later than the Effective Time each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.

3.           CALCULATIONS.

(a)           The number of Acquiring Fund Shares issued to each Acquired Fund pursuant to Section 1 hereof will be the number of issued and outstanding Acquired Fund Shares relating to the Identical Acquired Fund at the Valuation Time (as hereinafter defined).

(b)           The net asset value of the Acquiring Fund Shares shall be the net asset value of the shares of each Acquired Fund at the Valuation Time.  The net asset value of each Acquired Fund’s Shares shall be computed at the Valuation Time in the manner set forth in the applicable Acquired Fund’s then current prospectus under the Securities Act of 1933 (the “1933 Act”).

4.           VALUATION OF ASSETS.  The value of the Assets of each Acquired Fund shall be the value of such Assets computed as of the time at which each such Acquired Fund’s net asset value is calculated at the Valuation Time.  The net asset value of the Assets of each Acquired Fund to be transferred to the Identical Acquiring Fund shall be computed by the Transfer Agent (and shall be subject to adjustment by the amount, if any, agreed to by such Acquired Fund and the Identical Acquiring Fund).  In determining the value of the securities transferred by an Acquired Fund to the Identical Acquiring Fund, each security shall be priced in accordance with the pricing policies and procedures of such Acquired Fund as described in its then current prospectus and statement of additional information.  For such purposes, price quotations and the security characteristics relating to establishing such quotations shall be determined by AmeriPrime’s Board of Trustees, provided that such determination shall be subject to the approval of Unified Trust.  Each Acquired Fund and Acquiring Fund agree to use all commercially reasonable efforts to resolve, prior to the Valuation Time, any material pricing differences between the prices of portfolio securities determined in accordance with the pricing policies and procedures of each such Acquiring Fund and those determined in accordance with the pricing policies and procedures of the Identical Acquired Fund.

5.           VALUATION TIME.  The valuation time shall be 4:00 p.m., Eastern Time, on June 3, 2005, or such earlier or later date and time as may be mutually agreed in writing by an authorized officer of each of the parties (the “Valuation Time”).  Notwithstanding anything herein to the contrary, in the event that at the Valuation Time, (a) the New York Stock Exchange shall be closed to trading or trading thereon shall be restricted, or (b) trading or the reporting of trading on such exchange or elsewhere shall be disrupted so that, in the judgment of the parties, accurate appraisal of the value of the net assets of an Acquired Fund is impracticable, the Valuation Time shall be postponed until the first business day after the day when trading shall have been fully resumed without restriction or disruption, reporting shall have been restored and accurate appraisal of the value of the net assets of such Acquired Fund is practicable.

6.           LIQUIDATION OF THE ACQUIRED FUNDS AND CANCELLATION OF SHARES.  At the Effective Time, each Acquired Fund will liquidate and the Acquiring Fund Shares (both full and fractional) received by such Acquired Fund will be distributed to the shareholders of record of the Acquired Fund as of the Effective Time in exchange for the Acquired Fund Shares and in complete liquidation of the Acquired Fund.  Each shareholder of an Acquired Fund will receive a number of Acquiring Fund Shares equal in number and value to the Acquired Fund Shares held by that shareholder, and each Acquiring Fund Share and the Identical Acquired Fund’s Share will be of equivalent net asset value per share.  Such liquidation and distribution will be accomplished by the establishment of an open account on the share records of each Acquiring Fund in the name of each shareholder of the Identical Acquired Fund that represents the respective number of Acquiring Fund Shares due such shareholder.  All of the issued and outstanding shares of each Acquired Fund shall be cancelled on the books of the Acquired Fund at the Effective Time and shall thereafter represent only the right to receive Acquiring Fund Shares.  Each Acquired Fund’s transfer books shall be closed permanently.  AmeriPrime also shall take any and all other steps as shall be necessary and proper to effect a complete termination of each Acquired Fund.

7.           REPRESENTATIONS AND WARRANTIES OF THE ACQUIRING FUNDS.  Unified Trust, on behalf of itself and each Acquiring Fund, represents and warrants to AmeriPrime and each Acquired Fund as follows:

(a)           ORGANIZATION, EXISTENCE, ETC.  Unified Trust is a business trust duly organized, validly existing and in good standing under the laws of the State of Ohio and has the power to carry on its business as it is now being conducted.  Each Acquiring Fund is duly established and designated as a series of Unified Trust.

(b)           REGISTRATION AS INVESTMENT COMPANY.  Unified Trust is registered under the 1940 Act as an open-end management investment company; such registration has not been revoked or rescinded and is in full force and effect.  Prior to the Effective Time, the registration statement relating to each Acquiring Fund will be effective.

(c)           SHARES TO BE ISSUED UPON REORGANIZATION.  The Acquiring Fund Shares to be issued by an Acquiring Fund in connection with the Reorganization have been duly authorized and upon consummation of the Reorganization will be validly issued, fully paid and non-assessable by Unified Trust.  Prior to the Effective Time, there shall be no issued and outstanding Acquiring Fund Shares or any other securities issued by an Acquiring Fund, except that each Acquiring Fund may issue one share to its initial shareholder in order to allow for the approval of such Acquiring Fund’s advisory agreement and 12b-1 plan, if any.

(d)           AUTHORITY RELATIVE TO THIS AGREEMENT.  Unified Trust, on behalf of itself and each Acquiring Fund, has the power to enter into this Agreement and to carry out its obligations hereunder and has all necessary federal, state and local authorizations to consummate the Reorganization.  The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized by Unified Trust’s Board of Trustees, including a majority of its Independent Trustees, and no other proceedings by Unified Trust or the Acquiring Funds are necessary to authorize Unified Trust’s officers to effectuate this Agreement and the transactions contemplated hereby.  Neither Unified Trust nor either of the Acquiring Funds is a party to or obligated under any charter, by-law, indenture or contract provision or any other commitment or obligation, or subject to any order or decree, which would be violated by its executing and carrying out this Agreement.

(e)           LIABILITIES.  To the actual knowledge of Unified Trust, there are no liabilities of any Acquiring Fund, whether or not determined or determinable, other than liabilities incurred in the ordinary course of business subsequent to the Effective Time or otherwise disclosed to the Identical Acquired Fund, none of which has been materially adverse to the business, assets or results of operations of such Acquiring Fund.  To the actual knowledge of Unified Trust, Unified Trust’s Post-Effective Amendment No. 33 to its Registration Statement, which is on file with the Securities and Exchange Commission (the “SEC”), does not contain an untrue statement of material fact or omit a material fact that is required to be stated therein or that is necessary to make the statements therein not misleading.

(f)           LITIGATION.  Except as disclosed to each Identical Acquired Fund, there are no claims, actions, suits or proceedings pending or, to the actual knowledge of Unified Trust, threatened which would materially adversely affect an Acquiring Fund or its assets or business or which would prevent or hinder in any material respect consummation of the transactions contemplated hereby.

(g)           CONTRACTS.  Except for contracts and agreements disclosed in Schedule A hereto, under which no material default exists, neither Unified Trust nor either of the Acquiring Funds is a party to or subject to any material contract, debt instrument, plan, lease, franchise, license or permit of any kind or nature whatsoever with respect to an Acquiring Fund.

(h)           TAXES.  As of the Effective Time, all Federal and other tax returns, information returns, and other tax-related reports of each Acquiring Fund required by law to have been filed by such date (including extensions) shall have been filed, and all other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof, and to the best of Unified Trust’s knowledge, no such return is currently under audit and no assessment has been asserted with respect to any of such returns.

(i)           SUBCHAPTER M.  For each taxable year of its operation (including the taxable year that includes the Effective Time), each Acquiring Fund was and will be a “Fund” as define in Section 851(g)(2) of the Internal Revenue Code of 1986, as amended (the “Code), has met (or will meet) all the requirements of the Code for qualification as a regulated investment company, has been eligible to (and will be eligible to) and has computed (and will compute) its federal income tax under Section 852 of the Code, and has distributed (and will distribute) all of its investment company taxable income and net capital gain (as defined in the Code) to the extent required under Subchapter M of the Code for all periods ending prior to the Effective Time.

8.           REPRESENTATIONS AND WARRANTIES OF THE ACQUIRED FUNDS.  AmeriPrime, on behalf of itself and each Acquired Fund, represents and warrants to Unified Trust and each Acquiring Fund as follows:

(a)           ORGANIZATION, EXISTENCE, ETC. AmeriPrime is a business trust duly organized and validly existing under the laws of the State of Ohio and has the power to carry on its business as it is now being conducted.  Each Acquired Fund is duly established and designated as a series of AmeriPrime.

(b)           REGISTRATION AS INVESTMENT COMPANY.  AmeriPrime is registered under the 1940 Act as an open-end management investment company; such registration has not been revoked or rescinded and is in full force and effect.

(c)           FINANCIAL STATEMENTS.  The audited financial statements of each Acquired Fund for its most recently ended fiscal year, and unaudited financial statements relating to its most recently ended semi-annual period if the semi-annual period is subsequent to the most recently ended fiscal year, (the “Acquired Fund’s Financial Statements”), as delivered to the Identical Acquiring Fund, fairly present the financial position of each Acquired Fund as of the dates thereof, and the results of its operations and changes in its net assets for the periods indicated.  There are no known contingent liabilities of either Acquired Fund required to be reflected on a balance sheet (including notes thereto) in accordance with generally accepted accounting principles as of such date not disclosed therein.

(d)           MARKETABLE TITLE TO ASSETS.  Each Acquired Fund will have, at the Effective Time, good and marketable title to, and full right, power and authority to sell, assign, transfer and deliver, the Assets to be transferred to the Identical Acquiring Fund.  Upon delivery and payment for such Assets, the Identical Acquiring Fund will have good and marketable title to such Assets without restriction on the transfer thereof free and clear of all liens, encumbrances and adverse claims.

(e)           AUTHORITY RELATIVE TO THIS AGREEMENT.  AmeriPrime, on behalf of each Acquired Fund, has the power to enter into this Agreement and to carry out its obligations hereunder.  The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized by the Board of Trustees of AmeriPrime, including a majority of its Independent Trustees, and no other proceedings by AmeriPrime are necessary to authorize its officers to effectuate this Agreement and the transactions contemplated hereby.  Neither AmeriPrime nor either of the Acquired Funds is a party to or obligated under any charter, by-law, indenture or contract provision or any other commitment or obligation, or subject to any order or decree, which would be violated by its executing and carrying out this Agreement.

(f)           LIABILITIES.  To AmeriPrime’s actual knowledge, there are no liabilities of any Acquired Fund, whether or not determined or determinable, other than liabilities disclosed or provided for in such Acquired Fund’s Financial Statements and liabilities incurred in the ordinary course of business prior to the Effective Time, or otherwise disclosed to the Identical Acquiring Fund, none of which has been materially adverse to the business, Assets or results of operations of the Acquired Fund.  To the Trust’s actual knowledge, the Registration Statement of AmeriPrime, which is on file with the SEC, does not contain an untrue statement of a material fact or omit a material fact that is required to be stated therein or that is necessary to make the statements therein not misleading (except with respect to the disclosures regarding the effectiveness of the 12b-1 plan adopted by Dobson Covered Call Fund).

(g)           LITIGATION.  Except as disclosed to the Identical Acquiring Fund, there are no claims, actions, suits or proceedings pending or, to the knowledge of AmeriPrime, threatened which would materially adversely affect an Acquired Fund or its Assets or business or which would prevent or hinder in any material respect consummation of the transactions contemplated hereby.

(h)           CONTRACTS.  Except for contracts and agreements disclosed in Exhibit B hereto, under which no material default exists, neither AmeriPrime nor either of the Acquired Funds, at the Effective Time, is a party to or subject to any material contract, debt instrument, plan, lease, franchise, license or permit of any kind or nature whatsoever.

(i)           TAXES.  As of the Effective Time, all Federal and other tax returns, information returns, and other tax-related reports of each Acquired Fund required by law to have been filed shall have been filed by such date (including extensions), and all other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof, and to the best of AmeriPrime’s knowledge, no such return is currently under audit and no assessment has been asserted with respect to any of such returns.

(j)           SUBCHAPTER M.  For each taxable year of its operation (including the taxable year that includes the Effective Time), each Acquired Fund was and will be a “Fund” as define in Section 851(g)(2) of the Internal Revenue Code of 1986, as amended (the “Code), has met (or will meet) all the requirements of the Code for qualification as a regulated investment company, has been eligible to (and will be eligible to) and has computed (and will compute) its federal income tax under Section 852 of the Code, and has distributed (and will distribute) all of its investment company taxable income and net capital gain (as defined in the Code) to the extent required under Subchapter M of the Code for all periods ending prior to the Effective Time.

9.	CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUNDS.

(a)           All representations and warranties of the Acquired Funds contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Effective Time, with the same force and effect as if made on and as of the Effective Time.  At the Effective Time, Unified Trust shall provide a certificate from an officer of AmeriPrime, dated as of such date, certifying on behalf of AmeriPrime that as of such date that the conditions set forth in this clause (a) have been met.

(b)           Each Acquired Fund shall have delivered to the Identical Acquiring Fund at the Effective Time such Acquired Fund’s Statement of Assets and Liabilities, prepared in accordance with generally accepted accounting principles consistently applied, together with a certificate of the Treasurer or Assistant Treasurer of AmeriPrime as to the aggregate asset value of such Acquired Fund’s portfolio securities.

(c)           At the Effective Time, each of AmeriPrime and the Acquired Funds shall have performed and complied in all material respects with each of the agreements and covenants required by this Agreement to be performed or complied with by AmeriPrime and/or an Acquired Fund prior to or at the Effective Time and Unified Trust shall have received a certificate from an officer of AmeriPrime, dated as of such date, certifying on behalf of AmeriPrime and the Acquired Funds that the conditions set forth in this clause (c) have been, and continue to be, satisfied.

(d)           To the extent required under Subchapter M of the Code, the Acquired Fund shall have declared and paid a distribution or distributions prior to the Effective Time that, together with all previous distributions, shall have the effect of distributing to its shareholders:  (i) all of its investment company taxable income and all of its net realized capital gains, if any, for the period from the close of its last fiscal year to 4:00 p.m. Eastern Time on the last business date immediately preceding the Effective Time; and (ii) any undistributed investment company taxable income and net realized capital gains from any period to the extent not otherwise already distributed.

10.	CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUNDS.

(a)           All representations and warranties of the Acquiring Funds contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Effective Time, with the same force and effect as if made on and as of the Effective Time.  At the Effective Time, AmeriPrime shall have received a certificate from an officer of Unified Trust, dated as of such date, certifying on behalf of Unified Trust that as of such date that the conditions set forth in this clause (a) have been met.

(b)           At the Effective Time, each of Unified Trust and the Acquiring Fund shall have performed and complied in all material respects with each of the agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Effective Time and AmeriPrime shall have received a certificate from an officer of Unified Trust, dated as of such date, certifying on behalf of Unified Trust and the Acquiring Fund that the conditions set forth in this clause (b) have been, and continue to be, satisfied.

(c)           AmeriPrime shall have received from Unified Trust a duly executed instrument whereby the Acquiring Fund assumes all Liabilities of or attributable to the Identical Acquired Fund.

11.           FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUNDS AND THE ACQUIRING FUNDS.  The obligations of each Acquired Fund and Acquiring Fund to effectuate this Agreement shall be subject to the satisfaction of each of the following conditions:

(a)           Each Acquiring Fund shares shall have been duly qualified for offering to the public in each state in which the Identical Acquired Fund’s shareholders are resident as of the date of the Reorganization (except where such qualifications are not required) so as to permit the transfer contemplated by this Agreement to be consummated.

(b)           Each Acquired Fund and the Identical Acquiring Fund shall have received on or before the Effective Time an opinion of counsel satisfactory to the Acquired Fund and the Identical Acquiring Fund, based on customary officers’ certificates provided by each, which certificates must be reasonably satisfactory to such counsel, substantially to the effect that, for Federal income tax purposes:

(1)           The Reorganization will constitute a “reorganization” within the meaning of Code Section 368(a).  Each Acquiring Fund and the Identical Acquired Fund will each be a “party to a reorganization” within the meaning of Code Section 368(b);

(2)           No gain or loss will be recognized by any Acquired Fund upon the transfer of its assets to the Identical Acquiring Fund solely in exchange for the issuance of the Acquiring Fund Shares (except to the extent that such assets consist of contracts described in section 1256 of the Code) and the assumption by the Identical Acquiring Fund of all the respective Acquired Fund’s liabilities;

(3)           No gain or loss will be recognized by any Acquiring Fund upon its receipt of all the Identical Acquired Fund assets solely in exchange for the issuance of the Acquiring Fund Shares and the assumption by the Acquiring Fund of all the respective Identical Acquired Fund’s liabilities;

(4)           The adjusted basis of each Acquiring Fund’s assets acquired from the respective Identical Acquired Fund will be the same as the adjusted basis of those assets in the Identical Acquired Fund’s hands immediately before the Effective Time;

(5)           Each Acquiring Fund’s holding period for the assets acquired from the Identical Acquired Fund will include the holding period of those assets in such Identical Acquired Fund’s hands immediately before the Effective Time;

(6)           No gain or loss will be recognized by each Acquired Fund upon the distribution of the Identical Acquiring Fund Shares to such Acquired Fund’s shareholders solely in exchange for their Acquired Fund Shares;

(7)           No gain or loss will be recognized by any Identical Acquired Fund shareholders as a result of the Identical Acquired Fund’s distribution of Acquiring Fund Shares to such shareholder in exchange for such shareholder’s Identical Acquired Fund Shares;

(8)           The adjusted basis of any Acquiring Fund Shares received by each Identical Acquired Fund shareholder will be the same as the adjusted basis of that Identical Acquired Fund shareholder’s Identical Acquired Fund Shares surrendered in exchange therefor;

(9)           The holding period of any Acquiring Fund Shares received by each Identical Acquired Fund shareholder will include such shareholder’s holding period for the Identical Acquired Fund Shares surrendered in exchange therefor, provided that said Identical Acquired Fund Shares were held as capital assets by such Shareholder as of the Effective Time;

(10)           Each Acquiring Fund will succeed to and take into account the items of the Identical Acquired Fund described in Code Section 381(c), including the earnings and profits, or deficit in earnings and profits, of such Identical Acquired Fund as of the date of the Reorganization.  The Acquiring Fund will take these items into account subject to the conditions and limitations specified in Code Sections 381, 382, 383 and 384 and applicable regulations thereunder;

(11)           For purposes of Section 381 of the Code, each Acquiring Fund will be treated as the same corporation as its Identical Acquired Fund and the tax attributes of each such Identical Acquired Fund enumerated in Section 381(c) will be taken into account by such Acquiring Fund as if there had been no reorganization; and

(12)           Notwithstanding the above, such opinion may state that no opinion is expressed as to the effect of the Reorganization on the Acquired Funds or the Acquiring Funds with respect to (i) any transferred asset as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting; and (ii) any market discount bond transferred pursuant to the Reorganization.

(c)           The Board of Trustees of Unified Trust shall have approved this Agreement and authorized the issuance by each Acquiring Fund of Acquiring Fund Shares at the Effective Time in exchange for the Assets of the Identical Acquired Fund pursuant to the terms and provisions of this Agreement.

13.           EFFECTIVE TIME OF THE REORGANIZATION.  The exchange of each Acquired Fund’s Assets for the Acquiring Fund Shares shall be effective as of opening of business on June 6, 2005, or at such other time and date as fixed by the mutual consent of the parties (the “Effective Time”).

14.           TERMINATION.  This Agreement and the transactions contemplated hereby may be terminated and abandoned without penalty by resolution of the Board of Trustees of AmeriPrime, as to the Acquired Funds, and/or by resolution of the Board of Trustees of Unified Trust as to the Acquiring Funds at any time prior to the Effective Time, if circumstances should develop that, in the opinion of such Board, make proceeding with the Agreement inadvisable.

15.           AMENDMENT.  This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the parties; provided, however, no such amendment may have the effect of changing the provisions for determining the number or value of Acquiring Fund Shares to be paid to an Acquired Fund’s shareholders under this Agreement to the detriment of such Acquired Fund’s shareholders.

16.           GOVERNING LAW.  This Agreement shall be governed and construed in accordance with the laws of the State of Ohio.

17.           NOTICES.  Any notice, report, statement or demand required or permitted by any provision of this Agreement shall be in writing and shall be given by prepaid telegraph, telecopy, certified mail or overnight express courier addressed to appropriate party at the address contained in such party’s current registration statement on Form N-1A as filed with the SEC.

18.           FEES AND EXPENSES.

(a)           AmeriPrime and Unified Trust represents and warrants to the other parties that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

(b)           Except as otherwise provided for herein, all expenses of the reorganization contemplated by this Agreement incurred by each Acquired Fund and the Identical Acquiring Fund will be borne by Unified Fund Services, Inc. (“UFS”).  The expenses to be covered by UFS may include, without limitation: (i) expenses incurred in connection with the entering into and the carrying out of the provisions of this Agreement; (ii) expenses associated with the preparation and filing of any required registration statement under the 1933 or 1940 Act; including any blue sky fees (iii) postage; (iv) printing; (v) accounting fees; (vi) legal fees and (vii) expenses of obtaining so-called “tail” or “run-off” directors & officers (“D&O”) insurance coverage in respect of the current and former AmeriPrime trustees’ and officers’ activities as they relate to an Acquired Fund as set forth in Section 19(g) below.  UFS shall also pay for the conversion fees, including Envision fees, registration or notice filing fees, fees and expenses of filing such forms as are necessary under applicable state securities laws to qualify the Acquiring Fund Shares to be issued in connection herewith in each state in which such Acquired Fund’s shareholders are resident as of the date of the Reorganization.  UFS, as administrator to AmeriPrime and Unified Trust, agrees that it shall be responsible for completing the application for, and obtaining, tail (run-off) D&O insurance coverage in accordance with Section 19(g) below.  Notwithstanding the foregoing, expenses shall be paid by the party directly incurring them if and to the extent that the payment thereof by another person would result in such party’s disqualification as a RIC or would prevent the Reorganization from qualifying as a tax-free reorganization.

19.           INDEMNIFICATION AND INSURANCE.

(a)           Unified Trust, out of the assets of the applicable Acquiring Fund, shall indemnify, defend and hold harmless the Identical Acquired Fund, and AmeriPrime, its present and former of Trustees, officers, employees and agents (collectively “Acquired Fund Indemnified Parties”) against all losses, claims, demands, liabilities and expenses, including reasonable legal and other expenses incurred in defending third-party claims, actions, suits or proceedings, whether or not resulting in any liability to such Acquired Fund Indemnified Parties, including amounts paid by any one or more of the Acquired Fund Indemnified Parties in a compromise or settlement of any such claim, action, suit or proceeding, or threatened third party claim, suit, action or proceeding made with the consent of Unified Trust not unreasonably withheld, on behalf of such Acquiring Fund, arising from (i) any breach of a representation, warranty or covenant of this Agreement by or on behalf of such Acquiring Fund; (ii) any breach of any representation, warranty or covenant of this Agreement with respect to the Acquiring Fund; or (iii) any untrue statement or alleged untrue statement of a material fact in connection with the transactions contemplated by this Agreement or any registration statement for the Acquiring Fund, or any application prepared by Unified Trust, on behalf of such Acquiring Fund with any state regulatory agency in connection with the transactions contemplated by this Agreement under the securities laws thereof; or which arises out of or is based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading based on information provided on behalf of the Acquiring Fund.

(b)           AmeriPrime, out of the assets of the applicable Acquired Fund, shall indemnify, defend, and hold harmless the Identical Acquiring Fund and Unified Trust, its present and former Trustees, officers, employees and agents (collectively “Acquiring Fund Indemnified Parties”) against all losses, claims, demands, liabilities, and expenses, including reasonable legal and other expenses incurred in defending third-party claims, actions, suits or proceedings, whether or not resulting in any liability to such Acquiring Fund Indemnified Parties, including amounts paid by any one or more of the Acquiring Fund Indemnified Parties in a compromise or settlement of any such claim, suit, action or proceeding, or threatened third-party claim, suit, action or proceeding made with the consent of AmeriPrime, on behalf of such Acquired Fund (if the Acquired Fund still exists), arising from (i) any breach of any representation, warranty or covenant of this Agreement by AmeriPrime with respect to the Acquired Fund; or (ii) any untrue statement or alleged untrue statement of a material fact in connection with the transactions contemplated by this Agreement; or which arises out of or is based upon any omission or alleged omission to state therein a material fact required to be stated therein and necessary to make the statements therein not misleading based on information provided on behalf of such Acquired Fund.

(c)           AmeriPrime, out of the applicable Acquired Fund’s assets, shall indemnify, defend, and hold harmless each of the Acquiring Fund Indemnified Parties from and against any and all losses, claims, damage, liabilities, or expenses including, without limitation, the payment of reasonable legal fees and other expenses incurred in defending third-party claims, actions, suits or proceedings, whether or not resulting in any liability to such Acquiring Fund Indemnified Parties, including amounts paid by any one or more of the Acquiring Fund Indemnified Parties in a compromise or settlement of any such claim, action, suit or proceeding, or threatened third party claim, suit, action or proceeding, insofar as any such loss, claim, damage, liability, or expense (or actions with respect thereto) arises out of any act, conduct or omission relating to such Acquired Fund prior to the Effective Time.

(d)           Unified Trust, out of the applicable Acquiring Fund’s assets, shall indemnify, defend, and hold harmless each of the Acquired Fund Indemnified Parties from and against any and all losses, claims, damage, liabilities, or expenses including without limitation, the payment of reasonable legal fees and other expenses incurred in defending third-party claims, actions, suits or proceedings, whether or not resulting in any liability to such Acquired Fund Indemnified Parties, including amounts paid by any one or more of the Acquired Fund Indemnified Parties in a compromise or settlement of any such claim, action, suit or proceeding, or threatened third party claim, suit, action or proceeding, insofar as any such loss, claim, damage, liability, or expense (or actions with respect thereto) arises out of any act, conduct or omission relating to such Acquiring Fund prior to the Effective Time.

(e)           A party seeking indemnification hereunder is hereinafter called the “indemnified party” and the party from whom the indemnified party is seeking indemnification hereunder is hereinafter called the “indemnifying party.”  Each indemnified party shall notify the indemnifying party in writing within ten (10) days of the receipt by one or more of the indemnified parties of any notice of legal process of any suit brought against or claim made against such indemnified party as to any matters covered by this Section 18, but the failure to notify the indemnifying party shall not relieve the indemnifying party from any liability which it may have to any indemnified party otherwise than under this Section 18.  The indemnifying party shall be entitled to participate at its own expense in the defense of any claim, action, suit, or proceeding covered by this Section 18, or, if it so elects, to assume at its own expense the defense thereof with counsel satisfactory to the indemnified parties; provided, however, if the defendants in any such action include both the indemnifying party and any indemnified party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it which are different from or additional to those available to the indemnifying party, the indemnified party shall have the right to select separate counsel to assume such legal defense and to otherwise participate in the defense of such action on behalf of such indemnified party and the expenses of such separate counsel shall be paid by the indemnifying party.

(f)           Upon receipt of notice from the indemnifying party to any indemnified party of the election by the indemnifying party to assume the defense of such action, the indemnifying party shall not be liable to such indemnified party under this Section 18 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless (i) the indemnified party shall have employed such counsel in connection with the assumption of legal defenses in accordance with the provision of the immediately preceding sentence in Section 18(e) (it being understood, however, that the indemnifying party shall not be liable for the expenses of more than one separate counsel for each indemnified party); (ii) the indemnifying party does not employ counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the action; or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party.

(g)           Unified Trust, on behalf of each Acquiring Fund, agrees that all rights to indemnification and all limitations of liability existing in favor of the current and former trustees and officers of AmeriPrime, under AmeriPrime’s Agreement and Declaration of Trust in effect as of the date of this Agreement, shall survive the Reorganization and shall continue in full force and effect, and shall constitute rights which may be asserted by any such person against each such Acquiring Fund, its successors and assigns; provided that such activities were undertaken in connection with the Acquired Fund.  Each Acquired Fund and the former and current trustees and officers of AmeriPrime shall remain as additional insureds named on AmeriPrime’s existing D&O insurance policy as long as the policy remains in existence (or, if AmeriPrime no longer has such a policy, on Unified Trust’s D&O insurance policy) and such Acquiring Fund remains in existence.

20.           HEADINGS, COUNTERPARTS, ASSIGNMENT.

(a)           The article and section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b)           This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

(c)           This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party.  Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation other than the parties hereto and their respective successors and assigns any rights or remedies under or by reason of this Agreement.

21.           ENTIRE AGREEMENT.  No party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.  The representations, warranties and covenants contained herein or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

22.           FURTHER ASSURANCES.  Each Acquiring Fund and Acquired Fund shall take such further action as may be necessary or desirable and proper to consummate the transactions contemplated hereby.

23.           BINDING NATURE OF AGREEMENT.  As provided in AmeriPrime’s Agreement and Declaration of Trust on file with the Secretary of the State of Ohio, this Agreement was executed by the undersigned officers of AmeriPrime, on behalf of each Acquired Fund, as officers and not individually or in their other capacities with the Trust, and the obligations of this Agreement are not binding upon the undersigned officers individually, but are binding only upon the assets and property of the applicable Acquired Fund.  This Agreement was executed by the undersigned officers of Unified Trust, on behalf of each Acquiring Fund, as officers and not individually or in their other capacities with the Trust, and the obligations of this Agreement are not binding upon the undersigned officers individually, but are binding only upon the assets and property of the applicable Acquiring Fund.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement and Plan of Reorganization to be duly executed on its behalf, as of the day and year first above written.

UNIFIED SERIES TRUST,
on behalf of its series, AAM Equity Fund and Dobson Covered Call Fund

By: /s/ Anthony J. Ghoston
Anthony J. Ghoston, President

AMERIPRIME FUNDS,
on behalf of its series, AAM Equity Fund and Dobson Covered Call Fund

By: /s/ Anthony J. Ghoston
Anthony J. Ghoston, President

UNIFIED FUND SERVICES, INC.
As to Section 18(b)

By:_/s/ Melissa K. Gallagher________________
Name: Melissa K. Gallagher
Title: Sr. Vice President

 Exhibit A

Name of Fund                                                      Investment Advisor

AAM Equity Fund                                                      Appalachian Asset Management

Dobson Covered Call Fund Dobson Capital Management, Inc.

Schedule A

ACQUIRING FUND CONTRACTS

Schedule B

ACQUIRED FUND CONTRACTS